EXHIBIT 12

RATIO OF EARNINGS TO FIXED CHARGES

(amounts in millions, except ratios)

	Fiscal Year
	2007		2006		2005		2004		2003
Income from continuing operations before income tax	$18,968		$17,535		$16,320		$14,429		$12,490
Capitalized interest	(182)		(157)		(120)		(144)		(124)
Minority interest	(425)		(324)		(249)		(214)		(193)

Adjusted income from continuing operations before income taxes	18,361		17,054		15,951		14,071		12,173

Fixed charges:
Interest*	2,009		1,603		1,326		1,150		1,185
Interest component of rent	368		328		319		306		318

Total fixed charges	2,377		1,931		1,645		1,456		1,503

Income from continuing operations before income taxes and fixed charges	$20,738		$18,985		$17,596		$15,527		$13,676

Ratio of Earnings to Fixed Charges	8.7	x	9.8	x	10.7	x	10.7	x	9.1	x

*	Includes interest on debt and capital leases, amortization of debt issuance costs and capitalized interest.

Certain reclassifications have been made to prior periods to conform to the current period presentation. In addition, the impact of McLane Company, Inc., a wholly owned subsidiary sold in fiscal 2004, and the impact of our South Korean and German operations, disposed of in fiscal 2007, have been removed for all periods presented.